                                                                     Exhibit (2)


THIRD QUARTER REPORT TO SHAREHOLDERS

We are pleased to present Hydrogenics' third quarter report to our shareholders. Our usual practice has been to confine our comments to the activities within the quarter for which we are reporting. However, subsequent to the end of the third quarter we signed a major corporate alliance with General Motors. In view of the significance of this event, and the fact that much of the quarter was preoccupied by final negotiations toward the signing of the alliance, we present this report based in part on the impact that this event will have on Hydrogenics' operations going forward.


GM ALLIANCE

On October 16, 2001, Hydrogenics announced a defining corporate alliance with General Motors. The alliance encompasses a number of important activities including shared intellectual property rights and joint efforts in fuel cell product development, engineering, prototyping, testing, co-branding, and marketing strategies. We believe that the GM alliance validates Hydrogenics as a leader in the fuel cell industry, and will serve to advance the time and reduce the uncertainties in accomplishing our many goals.

From our perspective, the key element of the agreement is a global, royalty-free license to certain General Motors' fuel cell stack technology and related intellectual property. Hydrogenics has these rights in perpetuity, including subsequent improvements to the licensed technology. As we have stressed on many occasions, Hydrogenics' unique expertise is in value-added fuel cell system integration, that is, the integration of the stack with all the necessary component parts and `intelligence' to deliver a finely tuned, efficient power delivery system. We believe that the combination of this expertise, with GM's world-leading stack technology, benefits both parties as each party will have substantial access to the strengths of the other in order to advance the commercialization of fuel cell products.

The alliance also provides Hydrogenics access to General Motors' distribution channels, supply chains and manufacturing expertise. We are confident that these benefits, in combination with GM's considerable brand recognition, will have a positive impact on the development of our commercial power products.

We are pleased with this significant step in the evolution of our company and are confident that our shareholders will see meaningful benefits from this alliance during the remainder of the year and in the years to come.


THIRD QUARTER ACTIVITIES

We are pleased to report that we made significant progress during the third quarter on the three corporate goals we set for 2001. These goals are highlighted below under the broad headings: "Commercial Power Products", "Strategic Alliances", and "Commercial Sustainability". We are excited about our activities this quarter and believe we are on the path to a promising final quarter of 2001 and a strong start to the new year.

RESULTS OF OPERATIONS

Commercial Power Products

Hydrogenics continues to maintain the belief that offering fully integrated fuel cell power products to emerging markets is the surest means to generate shareholder value and long term commercial success. During the third quarter we made significant progress on all of our power product initiatives. For example:


      - WE are now integrating our "HyPM(TM)" power modules into fuel cell power products. HyPM(TM) power modules are the fundamental building blocks of our commercial power products under development. Each HyPM(TM) power module includes a fuel cell stack with a full balance of plant. We have designed these modules to be modular and scalable to a large number of power applications and power ranges. During the quarter we delivered three HyPM(TM) modules and we ended the quarter with an order backlog for an additional ten 25-kW modules.

      - During the quarter we substantially completed our alpha prototype fully integrated uninterrupted power supply (UPS) system. We refer to this product line as our "HyUPS(TM)" systems. HyUPS(TM) systems are being developed as backup power generators for telecom and other critical backup power markets. The alpha HyUPS(TM) system incorporates a 25-kW HyPM(TM) power module, a PEM electrolyzer, and a hydrogen storage subsystem. Subsequent to the end of the quarter we unveiled this product at a major telecom trade show, and announced our plans to commence field-testing at a Nextel cellular tower site in California in the first quarter of 2002.

      - During the quarter we started development work on our second generation 5 kW HyPORT(TM) system. The new generation HyPORT(TM) is being adapted to offer flexibility for UPS and APU (Auxiliary Power
            Unit) installations, both of which provide immediate benefits for military applications.

      - During the quarter we commenced work on a prototype 500 watt compact power generator under contract with the Department of Defense Canada. This product is designed to charge batteries and power instrumentation in the field. A unique feature of this product is that it is fuelled by our proprietary chemical hydride subsystem. We expect to deliver the prototype generator during the first quarter of 2002.

   In addition to these advancements, we continue to derive excellent value from our system integration and prototyping expertise. In particular, during the third quarter we secured and completed our second 25-kW vehicular system integration contract. Such achievements continue to confirm the value of our operating and control (FCATS(TM)) system expertise as it applies to the design and manufacture of commercial power products.

Strategic Alliances

In light of the announcement regarding our landmark alliance with General Motors we can justifiably say that our efforts toward realizing strategic alliances reached new levels in the third quarter. Although the GM alliance was announced subsequent to the end of the quarter, considerable effort was expended during the quarter on negotiating the terms of the alliance. We have always said that we would seek collaborations with companies offering complementary technologies, product development opportunities and/or distribution channels for market penetration of our products. We believe that the GM alliance accomplishes all of these benefits in substantial measure with one singular alliance.

As always, we continue our efforts towards the goal of new strategic alliances. We will announce the results of our efforts as they are achieved over the next few quarters.


Commercial Sustainability

The last of our three goals for 2001 is our dedication to operate close to "commercial sustainability". It has always been important for us to operate as a bottom line organization and to maintain a strong cash position. Our results speak to this discipline.

Looking ahead, we expect revenue for the year to be between US$ 7 and US$ 7.5 million. In addition, we expect to end the year with a modest loss of between (US$0.01) and (US$0.05) per share. We continue to witness a strengthening of our order book and we expect to enter the new year with an order backlog in excess of US$ 7 million.





Outlook

In spite of challenging economic conditions, we have been able to develop new revenue streams in the form of system integration and prototyping, much sooner than our business model projected. As we compare the Hydrogenics of today to the Hydrogenics of nine months ago, it is apparent we have developed into a very different company, replete with unique capabilities and a robust portfolio of opportunities. In view of the developments of the third quarter and our new alliance with General Motors, Hydrogenics' outlook going into 2002 has gained a level of visibility and security that the company and its shareholders have not previously enjoyed. Quite simply, our prospects have never been better.


FINANCIAL RESULTS - DISCUSSION AND ANALYSIS

Revenues

Revenues were $2.5 million for the three months ended September 30, 2001, compared with $2.6 million for the same period in 2000. For the nine months ended September 30, 2001, revenues were $4.2 million compared with $7.0 million in the corresponding period in 2000. We recognized revenue from two significant supply contracts in the first half of 2000 that resulted in stronger revenue for the nine month period in 2000. In addition, we have observed that the length of our sales cycle has increased in 2001, which we believe corresponds to the softening of the North American economy. As a counter-measure we have expanded our selling and marketing activities in Asia and Europe resulting in 81% of revenues from sales outside of North America for the three months ended September 30, 2001 compared with 62% for the same period in 2000. For the nine months ended September 30, 2001 revenues outside of North America were $2.5 million or 59% of total revenues compared with $2.8 million or 40% of total revenues for the corresponding period in 2000. Revenues from system integration and the development of prototypes of full power systems have increased in 2001 and are expected to increase in the fourth quarter.

Cost of revenues

Cost of revenues was $1.7 million for the three months ended September 30, 2001, compared with $1.9 million for the same period in 2000. For the nine months ended September 30, 2001, cost of revenues was $2.8 million compared with $4.8 million in the corresponding period in 2000. We realized a gross margin of $0.8 million, or 32% of revenues, for the three months ended September 30, 2001, compared with $0.7 million or 28% of revenues for the same period in 2000. For the nine months period we realized a gross margin of $1.4 million or 33%, compared with $2.2 million or 32% of revenues in the comparative period.

Selling, general and administrative

Selling, general and administrative (SG&A) expenses increased to $1.3 million for the three months ended September 30, 2001, compared with $0.4 million for the same period in 2000. For the nine months ended September 30, 2001, SG&A expenses increased to $3.3 million compared with $1.2 million in the corresponding period in 2000. The increase in SG&A expenses continues to be attributable to increased wages and salaries relating to our sales, marketing and corporate staff, professional fees, corporate travel related to the development of international markets, insurance and facilities costs.

Research and development expenses

Research and development expenses, excluding grants, increased to $1.3 million for the three months ended September 30, 2001, compared with $0.3 million for the same period in 2000. For the nine months ended September 30, 2001 research and development costs increased to $2.8 million compared with $0.7 million in the corresponding period in 2000. Research and development costs consist of materials, labour, depreciation on research and development equipment, legal fees for the protection of intellectual property and an allocation of overhead attributable to research and development. This increase is consistent with our corporate goals to develop commercial power products, subsystems and components utilizing fuel cell power technology. We anticipate continued growth of research and development expenditures as our products, subsystems and components continue to progress towards commercialization.

Research and development grants

Research and development grants increased to $0.4 million for the three months ended September 30, 2001, compared with $35,000 for the same period in 2000. For the nine months ended September 30, 2001 research and development grants increased to $0.9 million compared with $0.1 million for the comparable period. The increase is due to funding received from Natural Resources Canada to develop a 50kW fuel cell power generator fuelled by natural gas. Research and development grants are reflected as a reduction of research and development expenses, rather than revenue.

Interest and bank charges

Interest income, net of bank charges and interest paid, increased to $0.6 million for the three months ended September 30, 2001, compared with $16,000 for the same period in 2000. For the nine months ended September 30, 2001, interest income increased to $2.4 million compared with $58,000 in the corresponding period in 2000. Our investments are held exclusively in short term Canadian or U.S. government backed securities.

Foreign exchange gain

We incurred a foreign exchange gain of $1.2 million for the three months ended September 30, 2001, as a result of a strengthening U.S. dollar against the Canadian dollar. For the nine months period ended September 30, 2001, we incurred a foreign exchange gain of $2.7 million. There were no significant foreign exchange gains or losses in the comparative periods. The foreign exchange fluctuations arise primarily because the Canadian dollar is our operational currency and we hold a significant amount of U.S. denominated short-term investments.

Net income (loss)

We recorded net income of $0.3 million for the three months ended September 30, 2001, compared with net loss of $54,000 for the same period in 2000. For the nine months ended September 30, 2001, net income increased to $1.0 million compared with $29,000 in the corresponding period in 2000.

Basic earnings per share was $0.01 for the three months ended September 30, 2001, compared with a nominal loss for the same period in 2000. Fully diluted earnings per share was $0.01 for the three months ended September 30, 2001. No effect was given to the exercise of options or conversion of preferred shares in the calculation of diluted earnings per share for 2000 as the impact would have been anti-dilutive.

For the nine months ended September 30, 2001, the basic earnings per share was $0.03 compared with $0.00 for the corresponding period in 2000. Fully diluted earnings per share was $0.02 for the nine months ended September 30, 2001, compared with $0.00 for the corresponding period in 2000.

The number of common shares outstanding at September 30, 2001, was 36,011,780. There were 3,441,525 options issued and outstanding, of which 2,420,535 were exercisable.

Liquidity and Capital Resources

At September 30, 2001, we held cash and cash equivalents of $8.3 million and short-term investments of $60.0 million, compared with $77.4 million at December 31, 2000. Cash and cash equivalents and short term investments accounted for 86% of our total assets at September 30, 2001, compared with 93% at December 31, 2000. Our investments are held exclusively in short-term Canadian and U.S. government-backed securities. We believe that we have the capital resources necessary to meet current projected expenditures for at least the next three years.

Capital Expenditures

Capital expenditures were $1.2 million for the three months ended September 30, 2001, compared with $0.4 million in the same period in 2000. For the nine months period ended September 30, 2001, capital expenditures were $2.7 million compared with $0.6 million in the corresponding period of 2001. We continue to invest in testing equipment for our technology development program and system integration efforts.

HYDROGENICS CORPORATION
Consolidated Balance Sheets
AS AT SEPTEMBER 30, 2001 AND DECEMBER 31, 2000
(expressed in thousands of U.S. dollars, except per share amounts)





                                                               SEPTEMBER 30, DECEMBER 31,
                                                                    2001         2000
                                                                (unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                          8,335       77,436
Short term investments                                            60,066           --
Accounts receivable and unbilled revenues                          3,161        2,582
Grants receivable                                                    537           75
Inventories                                                        3,130        1,213
Prepaid expenses                                                     296          122
                                                                 -------      -------

                                                                  75,525       81,428

DEPOSITS                                                              63           67

CAPITAL ASSETS                                                     3,553        1,497
                                                                 -------      -------

                                                                  79,141       82,992
                                                                 -------      -------

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                           1,709        2,463
Income taxes payable                                                  --          169
                                                                 -------      -------

                                                                   1,709        2,632

LOAN PAYABLE                                                         205          100
                                                                 -------      -------

                                                                   1,914        2,732
                                                                 -------      -------

SHAREHOLDERS' EQUITY

Share capital                                                     80,767       80,740
Deficit                                                             (884)      (1,843)
Currency translation adjustment                                   (2,656)       1,363
                                                                 -------      -------

                                                                  77,227       80,260
                                                                 -------      -------

                                                                  79,141       82,992
                                                                 =======      =======


The accompanying notes form an integral part of these consolidated financial statements.

HYDROGENICS CORPORATION
(Unaudited)
Consolidated Statements of Operations and Retained Earnings (Deficit)
FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2001 AND 2000 (expressed in thousands of U.S. dollars, except per share amounts)


                                          THREE MONTHS ENDED    NINE MONTHS ENDED
                                            SEPTEMBER 30,          SEPTEMBER 30,
                                          -----------------   ---------------------
                                           2001        2000        2001        2000

REVENUES                                   2,450       2,568       4,214       7,028

COST OF REVENUES                           1,663       1,858       2,840       4,781
                                          ------      ------      ------      ------
                                             787         710       1,374       2,247
                                          ------      ------      ------      ------

OPERATING EXPENSES
Selling, general and administrative        1,269         431       3,262       1,183
Research and development                   1,338         269       2,820         678
Research and development grants             (391)        (35)       (944)       (141)
Depreciation of capital assets                81          33         175          56
                                          ------      ------      ------      ------
                                           2,297         698       5,313       1,776
                                          ------      ------      ------      ------
INCOME (LOSS) FROM OPERATIONS             (1,510)         12      (3,939)        471
                                          ------      ------      ------      ------

OTHER INCOME (EXPENSES)
Accrued dividends and amortization of
discount on preferred shares                  --         (82)         --        (231)
Provincial capital tax                        18          --        (109)         --
Interest                                     619          16       2,387          58
Foreign exchange                           1,216          --       2,732          --
                                          ------      ------      ------      ------
                                           1,853         (66)      5,010        (173)
                                          ------      ------      ------      ------
INCOME (LOSS) BEFORE INCOME TAXES            343         (54)      1,071         298

CURRENT INCOME TAX EXPENSE                    26          --         112         269
                                          ------      ------      ------      ------
NET INCOME (LOSS) FOR THE PERIOD             317         (54)        959          29

DEFICIT - BEGINNING OF PERIOD             (1,201)        (24)     (1,843)       (107)
                                          ------      ------      ------      ------
DEFICIT - END OF PERIOD                     (884)        (78)       (884)        (78)
                                           =====       =====       =====       =====

EARNINGS (LOSS) PER SHARE (note 5)
Basic                                       0.01       (0.00)       0.03        0.00
Diluted                                     0.01       (0.00)       0.02        0.00

The accompanying notes form an integral part of these consolidated financial statements.

HYDROGENICS CORPORATION
(Unaudited)
Consolidated Statements of Cash Flows
FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2001 AND 2000 (expressed in thousands of U.S. dollars, except per share amounts)

                                                      THREE MONTHS ENDED       NINE MONTHS ENDED
                                                         SEPTEMBER 30,           SEPTEMBER 30,
                                                    ---------------------     --------------------
                                                       2001         2000         2001         2000
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net income (loss) for the period                        317          (54)         959           29
Items not affecting cash
    Depreciation of capital assets                      245           94          506           56
    Amortization of discount on preferred
      shares                                             --                                     68
    Foreign exchange                                 (1,082)          --       (1,403)          --
    Imputed interest on grant payable                     5           --           14           --
Net change in non-cash working capital                 (265)        (505)      (4,231)      (1,689)
                                                    -------      -------      -------      -------
                                                       (780)        (441)      (4,155)      (1,536)
                                                    -------      -------      -------      -------

INVESTING ACTIVITIES
Short term investments                              (61,385)          --      (61,653)          --
Purchase of capital assets                           (1,172)        (419)      (2,693)        (645)
                                                    -------      -------      -------      -------
                                                    (62,557)        (419)     (64,346)        (645)

FINANCING ACTIVITIES
Increase in loan payable                                 --           --           98           95
Preferred shares issued - net of issuance costs                                              3,623
Common shares issued                                     19           --           27            4
Increase in deferred costs                               --           --           --         (636)
                                                    -------      -------      -------      -------
                                                         19           --          125        3,086
                                                    -------      -------      -------      -------
Increase (decrease) in cash and cash
  equivalents during the period                     (63,318)        (860)     (68,376)         905
Effect of exchange rate on cash                        (337)         (25)        (725)         (51)

Cash and cash equivalents - Beginning of period      71,990        2,192       77,436          453
                                                    -------      -------      -------      -------
Cash and cash equivalents - End of period             8,335        1,307        8,335        1,307
                                                    =======      =======      =======      =======

SUPPLEMENTAL DISCLOSURE
Interest paid                                            --           --            1           --
Income taxes paid                                        41           --          273           --

The accompanying notes form an integral part of these consolidated financial statements.

HYDROGENICS CORPORATION
(Unaudited)
Notes to Consolidated Financial Statements
SEPTEMBER 30, 2001
(expressed in thousands of U.S. dollars, except per share amounts)


1     DESCRIPTION OF BUSINESS

      Hydrogenics Corporation designs, develops and manufactures proton-exchange membrane, or PEM, fuel cell automated test stations and fuel cell systems. The company's principal customers include automotive companies, fuel cell developers and component suppliers principally located in Canada, the United States, Europe and Asia.


2     UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

      The unaudited balance sheet at September 30, 2001 and the unaudited statements of operations and retained earnings (deficit) and cash flows for the three-month and nine-month periods ended September 30, 2001, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements except for the adoption of the new accounting standard for earnings per share as disclosed in note 5, and include all adjustments necessary for the fair statement of results of the interim periods. All adjustments reflected in the consolidated financial statements are of a normal recurring nature. The data disclosed in the notes to the consolidated financial statements for this period are also unaudited. These consolidated financial statements do not include all of the information and disclosures required for annual consolidated financial statements, and the results for the three-month and the nine-month periods ended September 30, 2001 are not necessarily indicative of the results to be expected for the full year. These consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2000.

      The functional currency of the company is the Canadian dollar. Canadian dollar amounts are translated into the reporting currency using the current rate method, whereby, assets and liabilities are translated at the period-end exchange rate, and revenues and expenses are translated at the average exchange rate for the period. Gains or losses from translation into the reporting currency are included in the currency translation adjustment in shareholders' equity.

3     INVENTORIES

      Inventories include the following accounts:

                 SEPTEMBER 30,     DECEMBER 31,
                      2001             2000
                         $                $
Raw materials        1,767            1,161
Work-in-progress       778               18
Finished goods         585               34
                     -----            -----

                     3,130            1,213
                     -----            -----

4     SEGMENTED FINANCIAL INFORMATION

   The company currently operates in a single operating segment, being the design, development and manufacturing of proton-exchange membrane, or PEM, fuel cell automated test stations and fuel cell systems. Substantially all the company's operations, including

HYDROGENICS CORPORATION
(Unaudited)
Notes to Consolidated Financial Statements
SEPTEMBER 30, 2001
(expressed in thousands of U.S. dollars, except per share amounts)


   capital assets, are located in Canada. The distribution of revenue, determined by location of customers, is as follows:

                 THREE MONTHS ENDED  NINE MONTHS ENDED
                    SEPTEMBER 30,       SEPTEMBER 30,
                  ---------------     ---------------
                   2001      2000      2001      2000
Canada               --        --       230        29
United States       463       966     1,516     4,184
Europe              944     1,559     1,060     2,772
Asia              1,043        43     1,408        43
                  -----     -----     -----     -----
                  2,450     2,568     4,214     7,028
                  -----     -----     -----     -----


5     NET EARNINGS (LOSS) PER SHARE

   Basic net earnings (loss) per share is calculated using the weighted average number of common shares outstanding of 35,702,028 for the three-month period ended September 30, 2001 (2000 - 19,708,500) and 35,611,467 for the
   nine-month period ended September 30, 2001 (2000 - 19,695,701).

   For the diluted earning (loss) per share, the weighted average number of common shares was 38,786,798 for the three-month period ended September 30, 2001 (2000 - 19,708,500) and 39,013,548 for the nine-month period ended
   September 30, 2001 (2000 - 19,695,701). No effect has been given to the exercise of options and conversion of preferred shares in calculation of diluted earnings (loss) per share for the three month period ended September 30, 2000 or for the three-month or nine-month periods ended September 30, 2000 as the result would be anti-dilutive.

   Effective January 1, 2001 a new Canadian standard for reporting earnings per share requires the use of the treasury stock method of computing diluted earnings per share. The Company adopted this standard effective January 1, 2001 with retroactive application. The impact of this change was not material to these consolidated financial statements.

6     SUBSEQUENT EVENT

   On October 16, 2001 the Company entered into an alliance agreement with General Motors Corporation to commercialize fuel cell technology. Under this agreement the Company issued 11,364,006 common shares and 2,470,436 warrants in exchange for perpetual royalty free intellectual property rights for certain fuel cell stack technology, and a commitment to joint efforts for fuel cell product development, engineering, prototyping, testing, branding, and marketing strategies.

7     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING
   PRINCIPLES AND PRACTICES

   The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ in certain respects from those principles that the company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

HYDROGENICS CORPORATION
(Unaudited)
Notes to Consolidated Financial Statements
SEPTEMBER 30, 2001
(expressed in thousands of U.S. dollars, except per share amounts)


   The reconciliation of net income (loss) based on Canadian GAAP to conform to U.S. GAAP is as follows:

                                                THREE MONTHS ENDED      NINE MONTHS ENDED
                                                    SEPTEMBER 30,          SEPTEMBER 30,
                                               -------------------       -----------------
                                                  2001        2000        2001        2000

Net income (loss) for the period based
on Canadian GAAP                                   317         (54)        959          29
Accrued dividends and amortization of
discounts on        preferred shares                --          82          --         231
Stock-based compensation                          (266)       (347)      (1307)     (2,297)
                                                ------      ------      ------      ------
Income (loss) for the period based on
U.S. GAAP                                           51        (319)       (348)     (2,037)
                                                ------      ------      ------      ------

Other comprehensive income (loss)
     Foreign currency translation               (3,067)        268      (4,016)        272
                                                ------      ------      ------      ------
Comprehensive loss based on U.S. GAAP           (3,016)        (51)     (4,364)     (1,765)
                                                ------      ------      ------      ------

Earnings (loss) per share based on U.S.GAAP
     Basic                                        0.00       (0.01)      (0.01)      (0.09)
     Diluted                                      0.00       (0.01)      (0.01)      (0.07)


(i)   Preferred Shares

      Under Canadian GAAP, convertible, redeemable, preferred shares are presented as debt and equity components. The statement of operations includes a charge for interest on the debt component and dividends. However, under U.S. GAAP, these preferred shares meet the definition of mandatorily redeemable shares, which are considered a component of temporary equity outside of shareholders' equity and dividends are charged directly to equity

(ii)  Stock-based compensation

      Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options. For U.S. GAAP reporting, the company uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the grant date fair value of the stock equals or exceeds the exercise price. The compensation cost is recognized over the vesting period. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders' equity. At September 30, 2001, equity balances for deferred stock-based compensation and stock options outstanding are $844 and, $5,377 respectively.

(iii) Comprehensive income

HYDROGENICS CORPORATION
(Unaudited)
Notes to Consolidated Financial Statements
SEPTEMBER 30, 2001
(expressed in thousands of U.S. dollars, except per share amounts)



      U.S. GAAP requires disclosure of comprehensive income which comprises income (loss) and other comprehensive income. The only item of other comprehensive income for the company is the changes to the currency translation account. Under Canadian GAAP, there is no standard for reporting comprehensive income.